Shanda Interactive Entertainment Limited

Notice of Annual General Meeting of Shareholders

To Be Held on December 18, 2007

On December 18, 2007, Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at Conrad Hong Kong, Salisbury Room, Level 7, Pacific Place, 88 Queensway, Hong Kong, at 10:00 a.m. local time for the following purposes:

1.	The election of nine (9) directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	In addition, the meeting will transact any other business properly brought before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on November 14, 2007 can vote at this meeting or any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Investor Relations Department, Shanda Interactive Entertainment Limited, No. 356 Guoshoujing Road, Pudong New Area, Shanghai, 201203, China, not later than December 13, 2007 local time, if you hold our ordinary shares, and to The Bank of New York, not later than December 11, 2007 New York time, if you hold our American Depositary Shares.

By Order of the Board of Directors,
/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer

Shanghai, China

November 14, 2007

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 18, 2007 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “AGM”). The annual general meeting will be held at Conrad Hong Kong, Salisbury Room, Level 7, Pacific Place, 88 Queensway, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the AGM and voting in person. A written notice of revocation must be delivered prior to December 13, 2007 local time to the attention of the Company’s Investor Relations Department, if you hold our ordinary shares, or prior to December 11, 2007 New York time, to The Bank of New York, if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on November 14, 2007 are entitled to vote at the AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of November 14, 2007, 144,314,994 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, of which 72,015,396 were represented by ADSs. The holders of a majority of the issued and outstanding shares of the Company entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative shall form a quorum for all purposes.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting at the AGM will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting, (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting, or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding ordinary shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Proxies which are properly dated, executed and returned by holders of ordinary shares will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted FOR proposal 1, and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York may vote those ordinary shares at the AGM.

The Bank of New York and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to 5:00 p.m. on December 11, 2007, New York time, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals for the 2008 Annual General Meeting

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by May 31, 2008 at No. 356 Guoshoujing Road, Pudong New Area, Shanghai, 201203, China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

Nomination of Board of Directors

The board of directors has nominated eight of our nine current directors and one new director for election at the 2007 annual general meeting. Grace Wu, our vice president of strategic investments, has been nominated to take the place of Yong Zhang, who is retiring from his position as a director. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to fifteen board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as our company’s management may propose.

The names of the nominees, their ages as of November 14, 2007 and the principal positions currently held by them are as follows:

Name	Age	Position
Tianqiao Chen(1).	34	Chairman of the Board of Directors and Chief Executive Officer
Danian Chen.	29	Director and Executive Senior Vice President
Qianqian Luo(1).	31	Director
Jingsheng Huang(2).	50	Director
Chengyu Xiong(2).	53	Director
Bruno Wu(2).	40	Director
Jun Tang.	45	Director and President
Qunzhao Tan.	31	Director, Executive Senior Vice President and Chief Technology Officer
Grace Wu.	37	Nominee for Director

(1) Member of the compensation committee.
(2) Member of the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. In 2003, Mr. Tianqiao Chen received the Rising Business Star Award when recognizes China’s top annual business personalities by China Central TV, China’s official national television network. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder and one of our directors, and is married to Qianqian Luo, one of our directors.

Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen served as our executive senior vice president since August 2005. Mr. Danian Chen served as a senior vice president from July 2003 to August 2005, after serving as our director of products until July 2003, Mr. Danian Chen has served on our board of directors since our inception. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.

Qianqian Luo has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

Jingsheng Huang has served as our director since October 2005. Since October 2005, Mr. Huang has served as Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital, Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.

Chengyu Xiong has served as our director since October 2005. Dr. Xiong is a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. In addition, Dr. Xiong serves as the director of both the New Media Studies Center and the Cultural Industries Center at the School of Journalism. Dr. Xiong received his doctorate degree from Brigham Young University. Dr Xiong has written, edited and translated numerous books and articles.

Bruno Wu has served as our director since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.

Jun Tang has served as our president since February 2004 and our director since April 2004. Prior to joining us, Mr. Tang served as the president of Microsoft China Co., Ltd. from March 2002 to January 2004 and the general manager of Microsoft Asia product support and service and Microsoft Global Technical Engineering Center from January 1998 to March 2002. He received the Microsoft Chairman Bill Gates Award in 1998 and the Microsoft Top Honor Award in 2002 from Microsoft Corporation, and remains the honorary president of Microsoft China Co. Ltd. In 2002, he founded Intertex Company, a software and entertainment company, in California. Mr. Tang received his doctorate degree, master’s degree and bachelor’s degree in the U.S., Japan and China, respectively.

Qunzhao Tan has served as our executive senior vice president since June 2006 and senior vice president from August 2005 to June 2006 and chief technology officer since July 2003. Mr. Tan became a member of our board of directors in October 2006. Mr. Tan previously served as our vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.

Grace Wu has served as our vice president of strategic investments since October 2007.  Prior to joining us, Ms. Wu worked as senior manager of the finance division at AU Optronics Corp., which is one of the world’s largest manufacturers of flat panel displays, where she was responsible for financial planning and analysis, investor relations and capital markets activities.  Prior to joining AU Optronics, Ms. Wu worked as an investment banker at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets group and investment banking division. Ms. Wu holds a bachelor’s degree in political science from National Taiwan University and a master of international affairs degree from Columbia University.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected. Shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

 Meetings and Committees of the Board of Directors

Following our annual general meeting of shareholders in October 2006, our board met in person or on conference calls or passed resolutions by unanimous written consent six (6) times. We have no specific policy with respect to director attendance at our AGM.

Our board has two committees, the audit committee and compensation committee. Jingsheng Huang, Chengyu Xiong and Bruno Wu are currently the members of the audit committee. Tianqiao Chen and Qianqian Luo are currently the members of the compensation committee. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls. Following our annual general meeting of shareholders in October 2006, our audit committee met in person or on conference calls or passed resolutions by unanimous written consent seven (7) times. Each member of our audit committee satisfies the “independence” and financial literacy requirements of the Nasdaq’s listing standards. Our board has also concluded that Jingsheng Huang meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.

Compensation of Directors

In 2006, we provided an annual retainer under our board resolution to each of our three outside independent directors. Other than the annual retainer and customary travel expense reimbursement, we did not provide any other compensation to these directors in 2006.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We expect to enter into a similar indemnification agreement with Grace Wu, our new director, if she is elected at the 2007 annual general meeting.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Shanda Interactive Entertainment
Limited, No. 356 Guoshoujing Road, Pudong New Area, Shanghai,
201203, China, Attention: Investor Relations Department.
2)	Our Investor Relations Department will review and log this
correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of
correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.
Our board of directors has authorized the Investor Relations
Department to retain and not send to directors communications that:
(a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of
communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the
Investor Relations Department will not screen communications sent to directors.
3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Investor
Relations Department will provide to our board a summary of the communications received from shareholders, including the
communications not sent to directors in accordance with screening procedures approved by our board.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer

Dated: November 14, 2007